Filed by Abbott Laboratories

(Commission File No: 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Mylan Inc.
(Commission File No: 1-9114)

On July 16, 2014, Abbott Laboratories (“Abbott”) hosted a live webcast to review earnings for the second quarter ended June 30, 2014 and future guidance.  Below is a transcript of the presentation. Portions of the presentation unrelated to the proposed Mylan transaction have been omitted.

Company Participants

•                  Miles D. White, Chairman of the Board, Chief Executive Officer

•                  Thomas C. Freyman, Executive Vice President, Finance, Chief Financial Officer

•                  Brian B. Yoor, Vice President, Investor Relations

Other Participants

•                  Glenn Novarro

•                  Michael J. Weinstein

•                  Josh T. Jennings

•                  Kristen Stewart

•                  Jason Tyler Bedford

•                  Ben Andrew

•                  Jeff Holford

•                  David Lewis

Management Discussion Section

[Information unrelated to the proposed Mylan transaction has been omitted.]

Miles D. White, Chairman of the Board, Chief Executive Officer

As I discussed on our conference call on Monday, in our branded generics pharmaceuticals business, the recent acquisitions of CFR Pharmaceuticals in Latin America and Veropharm in Russia, as well as the sale of our developed markets business to Mylan, accelerate our strategic intent to drive balanced and sustainable growth in emerging geographies. The net proceeds from the sales of Mylan shares over time provide us with a number of choices and possibilities to pursue opportunities that continue to build Abbott for higher growth.

Following the close of these transactions our Established Pharmaceuticals business will operate entirely in emerging geographies where the growth of branded generics are driven by favorable demographics including growing healthcare systems and a customer base that largely pays out-of-pocket for high-quality trusted brands.

[Information unrelated to the proposed Mylan transaction has been omitted.]

The transactions we’ve announced over the last several weeks proactively build and shape Abbott in emerging geographies.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Thomas C. Freyman, Executive Vice President, Finance, Chief Financial Officer

Before I review our financial outlook, I’d like to explain how we expect to report the results of our developed markets branded generics business going forward.  As you know, we announced on Monday an agreement to sell this business to Mylan.  Therefore, beginning in the third quarter of this year the sales and earnings from this business are expected to be reported as discontinued operations in our income statement. However, guidance for the third quarter and the full year 2014 that we provide today will continue to include this business in our forecast. For the third quarter call, we will reconcile the combined result on both a GAAP and adjusted basis to the guidance we’re providing today.

[Information unrelated to the proposed Mylan transaction has been omitted.]

We project specified items of $0.27 in the third quarter, reflecting the same items as we identified for the full year in our earnings release. This forecast excludes specified items to be provided at a future date related to recently announced transactions.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Q&A

[Information unrelated to the proposed Mylan transaction has been omitted.]

Kristen Stewart, Deutsche Bank

I wanted to clarify. I know you had talked about how you’re going to be reporting going forward for the third quarter with respect to the, I guess, now discontinued operations. So, you’re going to report both, I guess. And then thinking ahead to 2014, will you have to do anything in terms of the ownership that you’ll have with respect to the Mylan business since it’s going to be 21%?

Thomas C. Freyman, Abbott Laboratories

Again, today the guidance we provided is on a consistent basis with the way we started the year and continued through the first quarter, and it’s the combination of both the continuing operations starting in third quarter as well as the discontinued operations for the EPD established developed markets business.  We’ll just very simply show those two pieces and reconcile it back to the guidance provided today, I just think it’s the cleanest way to bridge to the new reporting. Obviously for 2015 since we will also be reporting that business as discontinued until it’s actually—the deal closes early in the year, we’ll more likely be giving guidance obviously on that basis.

And what was the second part of your question, Kristen?

Kristen Stewart, Deutsche Bank

No, I was just wondering since there will be a 21% ownership interest if I understand it correctly —

Thomas C. Freyman, Abbott Laboratories

Yes, we’ll be basically carrying this investment at cost and when it’s sold, hopefully it gains, those gains will be reflected as specified items throughout the period during which we sell it.

[Information unrelated to the proposed Mylan transaction has been omitted.]

Jeff Holford, Jefferies

So, the second one is really if you can help us a bit more about the base cost of developed EPD from the perspective — just thinking how much net cash will drop through for share repurchases as you dispose of the Mylan shares?

Miles D. White, Abbott Laboratories

Well, first of all, there’s an assumption there that I would use it all for share repurchase, which I would not do. So, I would just call out the fact that it gives me a lot of optionality in terms of cash disposition, but I’m probably not going to tell you today what that’s going to be.

Jeff Holford, Jefferies

Okay. The third question, and just to be clear this is related to the wire that’s come up this morning saying you may have talked with Sanofi about their mature products business. Just a bit more general question off the back of that, do you think there’s significant opportunity for you to add significant more product breadth to EPD? Because in the past you’ve talked more just about geographic bolt-ons and in-filling, but with a transaction like that, one more thing you are doing obviously with that would be adding significant product breadth. Would that be something that was important for the business?

Miles D. White, Abbott Laboratories

Well, I’d answer that two ways. First of all, I saw the report on Sanofi, and my understanding is that’s a reference to their European-based business, and we just are in the process of selling ours. So, I think these are two completely different questions here. Would I be interested in broadening our emerging market portfolio? Sure. We’re always interested in broadening or deepening our portfolio in our EPD business. But for us going forward that’s going to be an emerging market business, and so consequently businesses that are similar products but in Europe or the U.S. would not be of interest to us.

[Information unrelated to the proposed Mylan transaction has been omitted.]

The pharmaceutical business as I’ve said in the past is two very different businesses.  There’s the developed market business which is low growth but still attractive and profitable, and the much higher-growth emerging market business. Since we defined the company around durable growth our emphasis and focus by strategic intent is on those emerging markets and we think that given the scale necessary for the consolidation that’s happening in those developed markets, at least, in our case Mylan was a better home for our business than we were otherwise. We were faced with the possibility of having to expand and consolidate still further in those markets. And for us that wasn’t the same in terms of strategic intent and growth as what we’re trying to do in emerging markets.

[Information unrelated to the proposed Mylan transaction has been omitted.]

END

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward-looking statements that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under “Item 1A. Risk Factors” in the Annual Report of Abbott Laboratories (“Abbott”) on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, as subsequently amended, may cause actual results to differ materially from current expectations, estimates, projections, forecasts and from past results. These forward-looking statements may also include statements regarding the proposed transaction (the “Transaction”) between Abbott and Mylan Inc. (“Mylan”), including the expected timing of completion of the Transaction and anticipated future financial and operating performance and results. These statements are based on the current expectations of management of Abbott. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the companies may be unable to obtain regulatory approvals required for the Transaction, or that required regulatory approvals may delay the Transaction or result in the imposition of conditions that could cause the companies to abandon the Transaction, (ii) the risk that the stockholders of Mylan may not approve the Transaction, (iii) the risk that the conditions to the closing of the Transaction may not be satisfied, (iv) the risk that a material adverse change, event or occurrence may affect Abbott and Mylan prior to the closing of the Transaction and may delay the Transaction or cause the companies to abandon the Transaction, (v) the possibility that the Transaction may involve unexpected costs, liabilities or delays, (vi) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the Transaction and (vii) the risk that disruptions from the Transaction will harm relationships with customers, employees and suppliers.  No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement will be achieved or will not be affected by the factors cited above or other future events.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Abbott does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed Transaction, a newly-formed Netherlands public limited liability company (“New Mylan”) will file with the SEC a registration statement that includes a preliminary prospectus regarding the Transaction and Mylan will file with the SEC a proxy statement with respect a special meeting of its shareholders to be convened to approve the Transaction.  The definitive proxy statement/prospectus will be mailed to the shareholders of Mylan.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABBOTT’S DEVELOPED MARKETS PHARMACEUTICAL BUSINESS, MYLAN AND THE TRANSACTION.

Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition,

copies of the registration statement and proxy statement, when they become available,  may be obtained free of charge by accessing Mylan’s website at www.mylan.com/investors or by writing Mylan at 1000 Mylan Boulevard, Canonsburg, Pennsylvania 15317, Attention: Investor Relations. Investors may also read and copy any reports, statements and other information filed by Abbott and Mylan with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Mylan and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding Mylan’s directors and executive officers is available in its proxy statement filed with the SEC by Mylan on March 10, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.